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                               October 19, 2006



Securities and Exchange Commission
Washington, DC 20549


                  RE:     REGISTRATION STATEMENT ON FORM S-1
                          (REGISTRATION NO. 333-138035



Dear Sirs:

                  Pursuant to Rule 477 promulgated under the Securities Act of 1933, the undersigned agent for service named in the above-captioned Registration Statement, acting on behalf of the Voting Trustees under the Voting Trust Agreement, dated as of April 1, 1997, relating to Common Stock issued by Graybar Electric Company, Inc., hereby makes application to withdraw such Registration Statement. No securities have been sold under such Registration Statement.


                                  Very truly yours,

                                  /s/ T. F. Dowd

                                  T. F. Dowd